URANERZ ENERGY CORPORATION
Suite 1410 – 800 West Pender Street
Vancouver, B.C.    V6C 2V6
(604) 689-1659  Fax: (604) 689-1722

FILED BY EDGAR CORRESPONDENCE AND FAXED TO 202 772-9369

August 29, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC
20549-7010

ATTENTION: MR. KARL HILLER, BRANCH CHIEF

Dear Mr. Hiller:

Re: Uranerz Energy Corporation (“Uranerz”)
Form 10-KSB for the Year Ended December 31, 2005
Filed April 14, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Filed May 18, 2006
File No. 000-50180

We write further to Staff’s letter August 10, 2006 signed by Mr. Karl Hiller, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) and subsequent conversation between our counsel, Kenneth Sam, of Dorsey & Whitney LLP, and Mr. Hiller wherein our response to item #6 was discussed. In response to Staff’s comments, we propose to file with the Commission via the Edgar filing system:

  An Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB/A”), which includes the Company’s amended financial statements for the year ended December 31, 2005 (the “Amended Audited Financial Statements”; and

  An Amendment No. 1 to the Company’s Quarterly Report on Form 10-QSB for the three months ended (the “Form 10-QSB/A”), which includes the Company’s amended financial statements for the three months ended March 31, 2006 (the “Amended Interim Financial Statements”).

We will enclose for Staff’s reference two clean copies of each of the Form 10-KSB/A and the Form 10-QSB/A, including financial statements, together with two redlined copies showing changes from the original filings.

Our responses to Staff’s comments are set forth below:

Form 10-KSB for the Fiscal Year Ended December 31, 2005 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the audit report provided by Manning Elliott LLP dated March 23, 2006 does not include reference to the cumulative inception to date information from May 26, 1999 to December 31, 2005, although you have not labeled this financial information as being unaudited. Therefore, it will be necessary for you to amend your filing. If you have not obtained an audit of the cumulative data, it will need to be labeled as unaudited. If you are able to engage an independent registered public accounting firm to audit that information, you will need to file the audit report expressing an opinion on such data.

In response to this comment, Uranerz will include the revised audit report of Manning Elliott LLP accompanying the Annual Audited Financial Statements with the Form 10-KSB/A. This revised audit report expressly refers to the cumulative period from inception to December 31, 2005.

Statements of Cash Flows, page F-5

2. We note that you present a table of non-cash investing and financing activities. Within this table you include items which are operating in nature (i.e. common stock issued for services). Revise the table to either remove or relocate the operating items.

In response to this comment, Uranerz will revise the Statement of Cash Flows in the Amended Audited Financial Statements included with the Form 10–KSB/A to remove the “common stock issued for services” from the table of non-cash investing and financing activities.

Statements of Stockholders’ Equity (Deficit), page F-6

3. Within the section covering the year ended December 31, 2005, you include a line item identified as “Shares issued for cash at $0.001 per share with stock based compensation of $3,808,975.” As this is described in Note 6 (d) as shares issued to directors, officers and members of the advisory board as compensation, it appears you should revise the description of the line item to more accurately reflect the nature of the transaction.

In response to this comment, Uranerz will amend the Statement of Stockholders’ Equity (Deficit) in the Amended Audited Financial Statements included with the Form 10–KSB/A to provide a description of the line item that reflects the shares as being issued for compensation to related parties, with an express reference to Note 6(d).

Note 6 - Common Stock, page F-11

4. We note that on October and November 17, 2005 you issued units consisting of one common stock and one half warrant at $0.40 per unit; with each full warrant having an exercise price of $0.60 per share. The closing price of your common shares on those dates appears to have been $1.01 and $0.98, respectively. Please disclose the reasons you issued units for amounts significantly below the current trading price of your shares, indicate who such units were issued to, and describe your relationship with that person. Please also disclose how you accounted for differences between the fair value of the instruments issued and proceed received. Tell us the specific accounting literature you have applied.

The following is a description how the Company determined the price per unit for the October 17, 2005 and November 17, 2005 private placements and the circumstances related to the closing of the private placements.

The Company’s Board of Directors made a determination that $0.40 cash per unit represented the fair market value of the units at the time the private placement was approved by the Board of Directors. The Company believes that there was no difference in the fair value of the instruments issued and the proceeds received. The two placements were part of one financing transaction, with two closings to accommodate documentation. The offering price was negotiated with third party independent investors in late July 2005 and set at $0.40 on or about August 3, 2005. At the time the price was set the closing price of the common shares was $0.63 with trading between $0.60 and $0.70, and the common shares were thinly traded. The major steps taken to complete the financing were:

June/July 2005 - Management assessed the financing requirements of the Company and equity market for the Company’s securities.

  The Company had no record or history of third party financing
  There was no established market for the Company’s common shares as trading volumes from inception were extremely low, with price volatility. Share trading history for April to June 2005 as per Stockhouse was:
4/27/05	High	$0.51	Low	$0.50	Close	$0.51	Volume*	6,000
May	no trades						Volume	NIL
6/22/05	High	$1.05	Low	$0.55	Close	$0.55	Volume*	6,000
6/29/05	High	$1.05	Low	$1.05	Close	$1.05	Volume*	1,000

6/30/05	High	$1.05	Low	$1.05	Close	$1.05	Volume*	1,000
7/21/05	High	$0.55	Low	$0.55	Close	$0.55	Volume*	10,000
7/22/05	High	$0.70	Low	$0.55	Close	$0.60	Volume*	75,600
7/25/05	High	$0.75	Low	$0.71	Close	$0.71	Volume*	200,850
8/02/05	High	$0.75	Low	$0.75	Close	$0.75	Volume*	2,500
8/03/05	High	$0.70	Low	$0.60	Close	$0.63	Volume*	20,000
8/10/05	High	$0.58	Low	$0.58	Close	$0.58	Volume*	7,500
* volume on OTC:BB may record both sides of a trade
  The Company had nominal assets and a Stockholders’ Deficit.
  The units being priced included common shares and warrants which would be “restricted” securities.
  Arm’s length investors negotiated the price based on an assessment of the Company, its prospects, the trading price and thin volume.
  The Company had immediate needs of financing in order to move forward with its business plan

Early August 2005 – Board of Directors determined the unit price at $0.40 per unit, with one year warrants priced at $0.60, after considering each of the above factors and circumstances.

  Subscription documentation was prepared based on the offer price approved by the Board.

August – November 2005 - Private investors were offered units.

  Subscription Agreements were tendered.
  The financial condition of the Company did not change significantly
  Trading volumes increased within a price range of $0.58 to $1.79 per share, settling in at about $1.00 by the first closing

November 2005 - Closing

  The 5,420,000 units were sold to independent third parties, except for 165,000 (3%) sold to:
Dr. Gerhard Kirchner, Canada, Director	50,000 units
Johanna M. Brosch Kirchner, Canada, wife of Dr. Kirchner	15,000 units
Glenn Catchpole, USA, Director and CEO	100,000 units

Security Ownership of Certain Beneficial Owners and Management, page 33

Equity Compensation Plan Information, page 35

5. You state that you “do not have any equity compensation plans that have not been approved by our shareholders.” However, in the sentence immediately preceding this you state that “[your] 2005 Stock Option Plan has not been approved by our shareholders.”

Please revise your disclosure as necessary to be consistent.

In response to this comment, Uranerz will amend the section of the Form 10–KSB/A entitled “Security Ownership of Certain Beneficial Owners and Management” in order to confirm that the 2005 Stock Option Plan has not been approved by its shareholders.

Form 10-QSB for the Quarterly Period Ended March 31, 2006 Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-4

e) Mineral Property Costs, page F-5

6. You explain that payments received from options for mineral properties are applied against mineral property costs. Please expand your discussion to explain how you record payments from mineral property options when you do not have any mineral property costs to offset the option payments received.

In response to this comment, Uranerz will expand the discussion in Note 2(e) of the Amended Interim Financial Statements included with the Form 10–QSB/A in order to provide the requested explanation.

j) Stock Based Compensation, page F-5

7. You explain that prior to January 1, 2006 you accounted for stock based compensation under the provisions of APB No. 25. This statement appears contrary to Note 2 i) in your 2005 Form 10-KSB, in which you state “The Company records all stock-based compensation in accordance with SFAS No 123…” Please revise your disclosures as necessary to be consistent.

In response to this comment, Uranerz will amend Note 2(j) of the Amended Interim Financial Statements included with the Form 10–QSB/A to confirm that it accounted for stock-based awards under SFAS 123 using the fair value method of accounting prior to January 1, 2006. This treatment is consistent with the disclosure in the original 2005 Form 10-KSB and the Form 10-KSB/A.

2005 Stock Option Plan, page F-6

8. You disclose that from January 6 to January 27, 2006 you granted 110,800 options to acquire common shares at exercise prices of $0.51 to $1.40 per share to settle $84,000 in debt. The quoted market price of your common shares during that time frame appears to have ranged from approximately $1.25 to 2.40 per share. Please disclose the reasons the exercise price of the options granted was significantly below the quoted market price of your shares. In addition, as the estimated fair value of the options granted was $0.91 per share, please tell us how you calculated the loss on settlement of debt of $100,675.

In response to this comment, Uranerz will amend Note 2(j) of the Amended Interim Financial Statements included with the Form 10–QSB/A to confirm that the weighted average estimated fair value recorded for the options granted was actually $1.67 per share

Management’s Discussion and Analysis or Plan of Operation, page 2

9. We note your disclosure describing your option joint venture agreements for interests in the Saskatchewan and Mongolia properties; indicating that as consideration for the grant of the options, your joint venture partners paid you Cdn$25,000 and $35,000, respectively, during the first quarter. Please disclose how these payments are reflected in your financial statements, including the cash flow statement.

In response to this comment, Uranerz will amend the Management’s Discussion and Analysis or Plan of Operation section of the Form 10-QSB/A to confirm that the payments received are reported in the Statement of Operations: Other Income – Mineral property option payments received and in the Statement of Cash Flows: Net Loss. We advise that the payments were received over three quarters: $C25,000 in Q4 2005, $5,000 in Q1 2006 and $30,000 in Q2 2006.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 689-1659.

Sincerely

URANERZ ENERGY CORPORATION

/s/ Benjamin Leboe

Benjamin Leboe
Chief Financial Officer

cc.	Lang Michener LLP
Attn: Michael H. Taylor